U.S. SECURITIES & EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period of

November,2004

ARGOSY MINERALS INC

 (Name of Registrant)

20607 Logan Avenue

Langley, British Columbia, Canada, V3A 7R3

(Address of principal executive offices)

1.

Australian Stock Exchange Appendix 5B for the quarter ended September 30, 2003.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Argosy Minerals Inc SEC File No. 0-29500

(Registrant)

Date

December 7, 2004

By

"C.R. Bond"

   Cecil R. Bond,

   Corporate Secretary

Argosy Minerals Inc

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Quarter Ended September 30, 2004

(expressed in Canadian dollars)

ARGOSY

MINERALS INC

ARBN 073 391 189

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

ARGOSY MINERALS INC
(An Exploration Stage Corporation)
CONSOLIDATED BALANCE SHEETS
(Unaudited, prepared by Management)
As at September 30, 2004 and December 31, 2003
(Expressed in Canadian Dollars)
	Sept. 30, 2004	Dec. 31, 2003
ASSETS
Current Assets
Cash and cash equivalents	$5,449,125	$8,058,383
Accounts receivable and prepaids	54,700	163,555
	5,503,825	8,221,938

Property Plant and Equipment	32,553	39,413
	$5,536,378	$8,261,351

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$576,097	$451,173

SHAREHOLDERS' EQUITY
Capital Stock
Authorised - unlimited
Issued - 95,969,105 common shares (2003: 95,969,105)	44,075,384	44,075,384

Deficit	(39,115,103)	(36,265,206)
	4,960,281	7,810,178
	$5,536,378	$8,261,351

Contingency - see New Caledonia Nickel Project and Request for Arbitration

APPROVED BY THE DIRECTORS

Cecil R. Bond, Director	John Nicholls, Director

The accompanying notes are an integral part of these consolidated financial statements

ARGOSY MINERALS INC
(An Exploration Stage Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - Prepared by Management)
For the Three Months ended September 30, 2004 and 2003 and the Nine Months ended September 30, 2004 and 2003
	Three Months ended September 30		Nine Months ended September 30
	2004	2003	2004		2003
Income:
Interest revenue and other	$20,735	$85,648		$189,039	$283,417
Profit on disposal of mineral property	-	-		-	125,500
Foreign exchange gain / (loss)	(86,442)	86,061		(325,238)	245,150
	$(65,707)	$$171,709	$	$(136,199)	$$654,067

Expenses:
Accounting and audit	198	21,951		48,606	55,371
Arbitration	557,860	49,578		689,786	366,310
Bank charges	1,686	1,715		4,535	6,608
Capital taxes	-	167		-	334
Depreciation	2,989	4,038		10,094	11,845
Directors' fees	18,750	18,750		57,386	50,000
Insurance	20,916	17,728		62,676	55,586
Legal	2,115	9,503		49,272	38,200
Management and consulting fees	55,555	95,682		621,964	324,505
Office	5,053	4,628		20,281	20,606
Project assessment	118,998	302,163		598,119	1,001,595
Rent	15,903	13,544		47,648	44,382
Salaries and benefits	100,887	112,076		326,935	309,446
Shareholder communications	246	1,413		34,576	32,227
Telecommunications	6,412	1,929		13,845	13,556
Transfer agent and stock exchange	10,934	6,479		44,958	29,601
Travel	21,971	397		83,017	150,675
Write down of Marketable Securities	-	-		-	100,203
Write off of Mineral Properties & Deferred Costs	-	-		-	19,783
	$940,473	$661,741		$2,713,698	$2,630,833

Loss for the period	$(1,006,180)	$(490,032)		$(2,849,897)	$(1,976,766)

Deficit, beginning of period	$(38,108,923)	$(35,258,806)		$(36,265,206)	$(33,772,073)

Deficit, end of period	$(39,115,103)	$(35,748,838)		$(39,115,103)	$(35,748,839)

Basic & Diluted Loss per Common Share	($0.010)	($0.005)		($0.030)	($0.021)

Weighted Average Number of Common Shares Outstanding	95,969,105	95,969,105		95,969,105	95,969,105

ARGOSY MINERALS INC
(An Exploration Stage Corporation)
CONSOLIDATED CASH FLOW STATEMENTS
(Unaudited - Prepared by Management)
For the Three Months ended September 30, 2004 and 2003 and the Nine Months ended September 30, 2004 and 2003
	Three Months Ended September 30		Nine months ended September 30
Cash Provided From (Used For):	2004	2003	2004	2003
Operating Activities
Loss for the period	$(1,006,180)	$(490,032)	$(2,849,897)	$(1,976,766)
Adjustments for:
Depreciation	2,989	4,038	10,094	11,845
Foreign exchange (gain) / loss	96,728	(69,685)	337,122	(229,623)
Write down of marketable securities	-	-	-	100,203
Write off of mineral properties and deferred costs	-	-	-	19,783
Profit on disposal of mineral property	-	-	-	(125,500)
	(906,463)	(555,679)	(2,502,681)	(2,200,058)
Changes in Non-cash working capital
(Increase) / decrease in accounts receivable & prepaids	45,719	527,074	108,855	(74,293)
Increase / (decrease) in accounts payable & accrued liabilities	198,377	(142,432)	124,924	(113,753)
Cash Flows from Operating Activities	(662,367)	(171,037)	(2,268,902)	(2,388,104)

Investing Activities
Purchase of capital assets	(567)	-	(3,234)	(11,371)
Mineral properties and deferred costs	-	-	-	446,230
Sale of marketable securities	-	-	-	55,524
Restricted cash	-	-	-	157,960

Cash Flows from Investing Activities	(567)	-	(3,234)	648,343

Foreign Exchange Gain / (Loss) on Cash held in Foreign Currency	(96,728)	69,685	(337,122)	229,623

Decrease in Cash & Cash Equivalents	(759,662)	(101,352)	(2,609,258)	(1,510,138)

Cash & Cash Equivalents at Beginning of Period	6,208,787	8,371,389	8,058,383	9,780,175

Cash & Cash Equivalents at End of Period	$5,449,125	$8,270,037	$5,449,125	$8,270,037

ARGOSY MINERALS INC

(An Exploration Stage Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

For the Three Months ended September 30, 2004 and September 30, 2003

1.

These consolidated financial statements have been prepared in accordance with Canadian GAAP and follow the same accounting policies and methods of their application as the most recent annual financial statements of the Corporation dated December 31, 2003 and should therefore be read in conjunction with those statements.  These notes do not include all of the information and disclosures required by Canadian GAAP for annual financial statements.

2.

Project assessment expenditures for the 3 months ended September 30, 2004 consist of the following:

Claim Fees	$ 12,904
Drilling and Processing Expenditures	66,089
Consulting and Supervision	17,592
Travel and Accommodation	22,413
$ 118,998

ARGOSY MINERALS INC

(the “Corporation”)

Management Discussion and Analysis

Third Quarter Ended September 30th, 2004

November 11 , 2004

The selected consolidated financial information set out below and certain comments which follow are based on, and derived from, the consolidated financial statements of the Corporation, and should be read in conjunction with them.  This Management Discussion and Analysis has been prepared as at November 11 , 2004.

Description of Business

Since incorporation the Corporation has been exclusively a natural resource Corporation engaged in exploration for precious metals, base metals and diamonds.  At this stage of its development the Corporation has no producing properties and, consequently, has no current operating income or cash flow.  The Corporation is currently focusing on its gold project, the Gold Creek Project in Elko County, Nevada, USA.  The application for a new exploration license over the Albetros Diamond Project in Namaqualand, South Africa has not yet been approved by the Department of Mines and Energy, consequently no work has taken place during the quarter ended September 30, 2004.  The Burundi Nickel Project was subject to force majeure and consequently no activity has taken place on the project during the period ended September 30, 2004.  The Corporation is a reporting issuer in British Columbia, Alberta and Ontario and trades on the Australian Stock Exchange under the symbol AGY.

New Caledonia Nickel Project and Request for Arbitration

Pursuant to the terms of an agreement dated October 16, 2001 among the Corporation, its subsidiary Balzan, NN Invest Holdings SA, a Luxembourg Company (“NNIH”) that is a subsidiary of Norilsk Mining Company and Societe Des Mines de la Tontouta (“SMT”), a French company, NNIH and SMT agreed to participate with Balzan in the development of mineral properties in New Caledonia. NNIH subsequently terminated the agreement and commenced arbitration proceedings in the International Court of Arbitration in Paris against the Corporation and Balzan to recover funds reimbursed to Balzan of US$7,166,000 plus amounts expended on the project amounting to US$1,368,222 plus costs.  In November, 2003 in preliminary proceedings, the arbitral tribunal ruled that it had jurisdiction under the terms of the agreement to hear the arbitration claim. It is too early to determine the outcome of merits of the arbitration claim and the Corporation is defending the claim, which it believes to be wholly without merit, and has filed a counterclaim against NNIH.  No provision has been made in the Financial Statements relating to this claim.

Projects

Nevada Gold Project

The Nevada Gold Project is situated within the southern boundary area of the Humboldt – Toiyabe National Forest, in Northern Elko County, Nevada and comprises 64 unpatented lode mining claims and 2 unpatented claims covering water rights.

Argosy Minerals Inc.

Management Discussion and Analysis

Third Quarter ended September 30, 2004

The Corporation holds the Nevada Gold Project under 2 option agreements.  The option agreement over the Gold Creek property covers 31 unpatented mining claims and 2 claims covering water rights.  The agreement is for 3 years and has an annual option payment of US$20,000 and a purchase price of US$1,250,000 for 100% of the claims.  During May 2004 the Corporation entered into an option agreement over the adjoining 33 unpatented claims.  The agreement is for 3 years and has an annual option payment of US$20,000 and a purchase price of US$1,500,000 for 100% of the claims.

WORK CONDUCTED

Proposed Drilling Program

An application for a permit to carry out a drilling program at Argosy’s Gold Creek property in Elko County was lodged with the US Forest Service (“USFS”) at the end of the 2nd Quarter.  Consultants were active during this quarter conducting the necessary environmental studies (plants, wildlife and archaeology) required by the USFS.  These studies are expected to be completed during October and the various reports filed with the USFS.

The planned core drilling program will involve establishing 12 drill pads. Although most of these will be on or near existing tracks a bulldozer will be required to create new access routes into 5 proposed sites.  An on-site meeting was held with the USFS at which some minor amendments were put forward to the siting of pads and the construction of access tracks.

Field visits were made to site with a number of potential drilling contractors who have submitted quotations for the program.

Argosy expects that once the USFS has completed its review of all the consultants’reports that it will issue a permit enabling Argosy to conduct operations at Gold Creek.  Although this permit is expected to be issued sometime in the 4th Quarter , operations will not recommence until late Spring 2005. The strict guidelines imposed by the USFS on companies operating in a National Forest restrict the continuation of work through the high snowfall months.

Investigation of New Gold - Silver Opportunities in Nevada

Field investigations were conducted on four separate gold – silver opportunities in Nevada.

Two of the properties investigated are in the Crescent Valley area SW of Carlin.  Although epithermal-style quartz veins and breccias do outcrop, precious metal grades are low and not considered to merit any follow-up.

The two other property areas investigated during the Quarter are located in the Toiyabe Range, south of Austin, in Lander and Nye Counties.  Located in open ground, precious metal mineralisation is mostly confined to narrow, less than 1m thick, quartz – sulphide (galena – sphalerite - pyrite) veins.  Grades of grab samples, ranging up to 4.3 g/t gold and 1,085 g/t silver (35 oz/t), are closely related to sulphide abundance. The narrowness of the veins and the patchy nature of sulphide distribution mitigate against the likelihood of substantial tonnages.  No further action is planned on these properties at this time.

Argosy Minerals Inc.

Management Discussion and Analysis

Third Quarter ended September 30, 2004

Towards the end of this Quarter Argosy received copies of exploration reports dealing with properties that will be reviewed early in the 4th Quarter.

Albetros Diamond Project

The Albetros Project is an alluvial diamond project situated on the west coast of South Africa near Kleinsee.  The Corporation holds its interest in the Albetros Project through an option to purchase up to 85% of the shares of Albetros Inland Diamond Exploration Pty Ltd (“Albetros”) the owner of the Project.

Pursuant to the agreement with the shareholders of Albetros, the Corporation ha d until August 31, 2004 to fully evaluate the project area prior to making a decision to acquire Albetros, however the Corporation is not making option payments to the shareholders of Albetros until such time as the prospecting permit is renewed.  In addition, the Corporation has advised the shareholders of Albetros that the option period must be extended by the period for which no permit is available.   The prospecting permit expired on March 15, 2004.

The Option Agreement provides for:

a)

an option exercise date of August 31, 2004.  *

b)

monthly option fees totalling R4,050,000 ($799,000) payable as follows:

- 2003 – R2,400,000 ($469,000) – paid.

- 2004 – R1,650,000 ($330,000) – of which R550,000 has been paid, and

c)

a purchase price of R17,000,000 ($3,400,000) less all option fees paid at the date of exercise of the option.  Should the Corporation exercise its option to acquire Albetros the purchase price of R17,000,000 less option fees totalling R4,050,000 (R2,950,000 has been paid to date) will be paid in two payments as follows:

- R7,000,000 ($1,400,000) on August 31, 2004.*

- R5,950,000 ($1,190,000) on December 1, 2004.*

* the Corporation has advised Albetros and the shareholders of Albetros that these dates must be delayed by the period for which Albetros does not have a prospecting permit.

In January 2004, the owners of Albetros transferred 14% of the shares of Albetros to the Corporation for options fees paid to that time of R2,700,000 ($538,000).

The Corporation can withdraw from the agreement to acquire Albetros at any time.

Argosy is awaiting renewal of the prospecting permit for the Albetros project area, the application having been submitted in January 2004.  As a result of changes to the South African Minerals Act, there are delays in processing applications, resulting in a backlog.

Uncertainty regarding the level of Black Economic Empowerment (“BEE”) participation in the project has been clarified by the Department of Mines and Energy which indicated that “for pending applications for state owned prospecting rights”, which includes diamonds, “the state in its capacity as owner will require BEE participation of not less than 51% during the one year transitional period”, to May 2005.  Thereafter the level of BEE participation shall revert to a 26% requirement up from the initial requirement of 15% in 5 years and 26% in 10 years.

Argosy Minerals Inc.

Management Discussion and Analysis

Third Quarter ended September 30, 2004

Argosy’s agreement with the shareholders of Albetros is for the acquisition of 85% of Albetros with a further agreement to sell a 5.5% interest in Albetros to its BEE partner, Umnotho we Sizwe Diamond Company Pty Ltd. , enabling 20.5% BEE participation in Albetros.  Consequently, Albetros is not able to comply with the 51% BEE requirement and it is not certain whether the licence application will be viewed favourably or not.

Musongati Nickel / PGM Project

Argosy continues to monitor the volatile political situation in Burundi through contacts in the country and experts based in South Africa.  Argosy was encouraged by moves in respect to progress with the peace process, and was hopeful that the ceasefire between a rebel group and the transitional government would hold.  However, a recent massacre on the outskirts of Bujumbura has caused Argosy to re-evaluate its position regarding investing in Burundi yet again.  As a consequence force majeure was reimposed on the Musongati project, after only recently being lifted.

Outlook

Argosy expects the USFS to issue a permit enabling Argosy to conduct operation s at Gold Creek sometime during the 4th quarter, however strict guidelines imposed by the USFS on companies operating in a National Forest, restrict the continuation of work through high snowfall months.  Consequently, operations will not recommence until late spring 2005.

The Corporation continues to seek additional projects through which shareholder value may be enhanced and has focused on diamonds and precious metals as targets.  The Corporation is investigating suitable projects on a global basis and has been active in examining precious metal and diamond opportunities in South Africa, Angola, elsewhere in Africa and the Pacific region.  In the event that activities on the projects are greatly increased or if substantial new opportunities are pursued or if the Corporation is not successful in defending the request for arbitration, the Corporation will require additional funds from the sale of equity or the sale of some or all of its projects.

Overall Performance

September 30, 2004 and September 30, 2003

The Corporation incurred a loss of $1,006,180 for the quarter ended September 30, 2004 compared to a loss of $490,032 for the quarter ended September 30, 2003.  The increased loss of $516,148 is mostly attributable to the increased arbitration expense of $ 508,282, due to the arbitration proceeding, a foreign exchange loss of $86,442 in 2004 compared to a gain of $86,061 in 2003 due to the Australian dollar weakening against the Canadian dollar and the Corporation holding substantial cash balances in Australian dollars, offset by a decrease in project assessment fees of $183,165 due to the drilling program at the Albetros Diamond project being completed in December 2003.

Interest income of $20,735 for the quarter ended September 30, 2004, decreased from $78,566 for the quarter ended September 30, 2003 as a result of decreasing cash balances and the Corporation holding its balances in short term deposits at lower interest rates.

Argosy Minerals Inc.

Management Discussion and Analysis

Third Quarter ended September 30, 2004

During the quarter ended September 30, 2004 cash required for operating activities amounted to $662,367 compared to $171,037 for the quarter ended September 30, 2003.  The increase in cash required for operations of $491,330 resulted mainly from the increase in arbitration expenditures of $508,282 offset by a decline of $183,165 in project assessment expenditures, which declined due to the drilling program at the Albetros Diamond project being completed in December 2003.  In addition, accounts receivable balances declined by $527,074 in 2003 mainly due to the receipt of $500,000 from the sale of the Kremnica Gold project while accounts payable increased by $198,377 in 2004 compared to a decrease of $142,432 in 2003.  The increase in accounts payable balances in 2004 is mainly attributable to accruals for arbitration expenses and project assessment expenditures.

During the quarter administrative expenses were $821,475 compared to $359,578 for the quarter ended September 30, 2003.  The increase of $461,897 arose mainly from increased arbitration expenses, lower monthly management fees , due to the Corporation terminating the management contract with Peninsular Services Pty Ltd ., and increased travel , mainly related to the ongoing arbitration of $21,574 .

Results of Operations

Project Assessment July 1, 2004 through September 30, 2004

Project assessment expenditures for the quarter ended September 30, 2004 remained consistent compared to the quarter ended June 30, 2004.  Project assessment expenditures decreased by $183,165 for the quarter ended September 30, 2004 compared to the same period in 2003 mainly due to the exploration program at the Albetros Project being completed early in 2004 and only limited exploration continuing on the Nevada Project.

Third Quarter 2004 to Second Quarter 2004

The Corporation incurred a loss of $1,006,180 for the quarter ended September 30, 2004 compared to a loss of $999,342 for the quarter ended June 30, 2004.  Although the loss is similar , the main differences are a reduced foreign exchange loss, in the September quarter, of $351,021 due to the Australian dollar stabilizing during the quarter, reduced project assessment expenditures of $118,372 mainly due to no further work being conducted on the Albetros Diamond project in the 3rd quarter, offset by a substantial increase in arbitration expenditures of $504,509 due to the arbitration proceeding.

During the quarter administrative expenses were $821,475 compared to $403,076 for the quarter ended June 30, 2004.  The increase of $418,399 arose mainly from increased arbitration costs of $504,509, offset by decreased travel, accounting . audit, legal and shareholder communication costs.

During the quarter ended September 30, 2004 cash required for operating activities amounted to $662,367 compared to $656,712 for the quarter ended June 30, 2004.  Although cash required for operating activities is similar for the quarters ended September 30 and June 30, 2004 there are significant differences.  Accounts receivable decreased by $45,718 in the quarter ended September compared to an increase of $84,214 in the June quarter for a net change of $129,932.  Accounts payable increased by $197,378 in the quarter ended September compared to a decrease of $21,767 in the June quarter, for a net change of $220,145.  Increased administrative

Argosy Minerals Inc.

Management Discussion and Analysis

Third Quarter ended September 30, 2004

expenditures in the quarter ended September of approximately $403,000 compared to the quarter ended June are offset by changes to non cash working capital items totaling approximately $350,000, leaving cash required for operating activities at similar levels for the quarters ended September 30 and June 30, 2004.

Summary of Quarterly Results

Year	2004			2003				2002
3 months ended	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31
	$ (000’s)
Interest income	21	79	90	80	86	104	94	112
Other	-	-	-	114	-	125	-	-
Foreign exchange gain/(loss)	(86)	(438)	198	426	86	181	(22)	292
Total income	(65)	(359)	288	620	172	410	72	404
Administration expenditures	(822)	(404)	(890)	(416)	(360)	(735)	(415)	(563)
Project assessment	(119)	(237)	(242)	(720)	(302)	(454)	(245)	(33)
Write off of mineral properties and deferred costs and other	-	-	-	-	-	(120)	-	(7,973)
Loss	(1,006)	(1,000)	(844)	(516)	(490)	(899)	(588)	(8,165)
Basic and diluted loss per common share in dollars/share	(.010)	(.010)	(.009)	(.005)	(.005)	(.009)	(.006)	(.085)
Weighted Average Number of Common Shares (000’s)	95,969

The fluctuation in income over the past eight quarters is mainly due to foreign exchange gains and losses due to the changing rate of exchange between the Australian and Canadian dollar and the Corporation holding a substantial portion of its cash balances in Australian dollars.  The quarter ended September 30, 2004 includes arbitration expenditures of $557,860, a significant increase compared to previous quarters , resulting in a greater loss than in the most recent quarters.

During the quarter ended June 30, 2004 the loss increased significantly, mainly due to the foreign exchange loss of $437,461 incurred due to the declining value of the Australian dollar.

During the quarter ended March 31, 2004 administrative expenses significantly increased compared to previous quarters , mainly due to an increase in management fees.  The increase in management fees resulted from a payout on termination of the management contract with Peninsular Services Pty Ltd.

Administration expenditures in the quarter ended June 30, 2003 increased substantially , mainly due to arbitration costs of $258,247.  The write down of marketable securities to fair market value added $100,203 to the loss for the quarter.

Project assessment expenditures increased during 2003 as a result of the assessment of the Ukrainian gold deposits and the evaluation of the Albetros Diamond Project.

Argosy Minerals Inc.

Management Discussion and Analysis

Third Quarter ended September 30, 2004

In the quarter ended December 31, 2002 the Corporation wrote off its investments in the Musongati Nickel Project due to ongoing instability in Burundi and wrote down its Kremnica Gold Project in Slovakia.  The Kremnica Gold Project was sold in 2003 for $500,000.

Liquidity and Capital Resources

The Corporation's cash deposits at September 30, 2004 totaled $5,449,125 compared to $6,208,787 at June 30, 2004 and $8,058,383 at December 31, 2003.  Aside from such cash the Corporation has no material unused sources of liquid assets.  As the Corporation does not have a source of income, cash balances will continue to decline as the Corporation utilizes these funds to conduct its operations.

The Corporation does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

As a result of the reimbursement by NNIH to the Corporation in 2001 of $11,307,948 for a portion of prior project expenses, the Corporation has sufficient cash resources for at least the next twelve months at current levels of expenditure.  See New Caledonia Nickel Project and Request for Arbitration.

Commitments and Property Option Payments

	2004	2005	2006	Total
Office rent – Australia	$ 10,800	$ 44,400	-	$ 55,200
Property Payments – Nevada, HTMC	paid	$ 27,000	$ 27,000	$ 81,000[1,2]
Property Payments – Nevada, Diamond Jim	paid	$ 27,000	$ 27,000	$ 81,000[1,3]
Option fee – Albetros	$ 270,000	-	-	$ 270,000[1,5]
Purchase Consideration, Albetros - R 12,950,000	$ 2,590,000	-	-	$ 2,590,000[1,4,5]
$ 3,088,000

1.

These agreements are able to be terminated without penalty at the option of the Corporation.

2.

Option payments total US$20,000/year for 3 years and the purchase consideration for the mining claims at the end of the option period is US$1,250,000.

3.

Option payments total US$20,000/year for 3 years and the purchase consideration for the mining claims at the end of the option period is US$1,500,000.

4.

The purchase consideration is R17,000,000 less option fees paid to March 31, 2004 of R2,950,000 and option fees payable of R1,100,000 leaving a balance of R12,950,000 ($2,590,000) payable should the option be exercised.

5.

The Corporation has advised Albetros and the shareholders of Albetros that option payments and the option exercise date must be delayed by the period for which no prospecting licence is held by Albetros.

Related Party Transactions

July 1, 2004 through September 30, 2004

The Corporation paid $51,450 for management fees and accounting services and $20,771 for personnel and office facilities to three companies, each controlled by a director of the Corporation.  Directors’ fees totaling $18,750 were paid to 3 directors of the Corporation.  Payments for management fees, staff and office costs and directors’ fees were $51,252, $20,771, and $18,750 respectively, for a total payment of $90,773 in the Quarter ended September 30, 2004, compared to $227,804 for the quarter ended September 30, 2003, comprised of management fees of $97,107, staff and office costs of $111,947, and directors’ fees of $18,750.  There has been no increase in rates paid for management fees, however, since the termination of

Argosy Minerals Inc.

Management Discussion and Analysis

Third Quarter ended September 30, 2004

the Management Contract with Peninsular Services Pty Ltd, Australian office staff are paid directly by the Corporation, therefore reducing the related party management fees and staff and office costs paid.

Critical Accounting Estimates

The detailed accounting policies are discussed in the Corporation’s annual financial statements, however, the following accounting policies require the application of management’s judgment:

(a)

Mineral property valuations – Management uses its best estimate for recording any mineral property value based on the results of any exploration conducted, prevailing market conditions, similar transactions and factors such as stability of the country in which the asset may be located.

(b)

Contingent Liabilities – Management evaluates any claims against the Corporation and provides for those claims, where necessary, based on information available to it, including in some instances, legal advice.

Changes in Accounting Policies

There have been no changes in accounting policies during the quarter ended September 30, 2004.

Financial Instruments and Other Instruments

Cash holdings in Australian dollars are subject to exchange rate fluctuations which could give rise to exchange losses.

Other

Capitalization

The Corporation has 95,969,105 shares outstanding at November 11 , 2004 of which 905,032 are subject to escrow and eligible for release on March 8th, 2005.

In addition, the Corporation has 2,725,000 options outstanding and exercisable at A$0.35 per share.  These options expire on May 26, 2006.

List of Directors and Officers at Signature and Filing Date

*Peter H. Lloyd	Chairman
Cecil R. Bond	CEO and Corporate Secretary
Marcus N. Foster	CFO
*John Nicholls	Non-executive Director
*John Maloney	Non-executive Director

    *Denotes member of audit committee.

Additional information regarding the Corporation is available from its materials filed on Sedar at www.sedar.com.

Certification of Interim Filings

I, Cecil R. Bond, Director, Chief Executive Officer and President of Argosy Minerals Inc. (the “Issuer”), certify that:

1.

I have reviewed the interim filings (as that term is defined in Multilateral Instrument 52-109 Certification of Issuers’ Annual and Interim Filings) of the Issuer for the interim period ended September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

November 11 , 2004.

_______________________________

Cecil R. Bond
Director, Chief Executive Officer &

President

Certification of Interim Filings

I, Marcus N. Foster, Director and Chief Financial Officer of Argosy Minerals Inc. (the “Issuer”), certify that:

1.

I have reviewed the interim filings (as that term is defined in Multilateral Instrument 52-109 Certification of Issuers’ Annual and Interim Filings) of the Issuer for the interim period ended September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

November 11 , 2004.

____”Marcus Foster” ________________

Marcus N. Foster
Director & Chief Financial Officer